Filed Pursuant to Rule 424(b)(3)
                                                  Registration Number 333-60888


                                   PROSPECTUS


                                  ULTICOM, INC.

                                 364,681 Shares

                                       of

                                  Common Stock


                              ---------------------


         The shareholders identified on page 13 are offering to sell up to 364,681 shares of our common stock. We will not receive any of the proceeds from such sales.

         Our common stock is traded on the Nasdaq National Market under the symbol "ULCM." On May 31, 2001, the closing price of the common stock was $28.00 per share.


         YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

                                ---------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.


                                 ---------------



                  The date of this prospectus is June 1, 2001.

        YOU SHOULD ONLY RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE COMMON STOCK IS NOT BEING OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENT.

                                    --------

                                TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----

ABOUT THIS PROSPECTUS.....................................................2
WHERE YOU CAN FIND MORE INFORMATION.......................................2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................2
FORWARD LOOKING STATEMENTS................................................3
ABOUT ULTICOM.............................................................4
RISK FACTORS..............................................................5
USE OF PROCEEDS..........................................................12
SELLING SHAREHOLDERS.....................................................13
PLAN OF DISTRIBUTION.....................................................14
LEGAL MATTERS............................................................15
EXPERTS..................................................................15


           WHENEVER WE REFER TO THE "COMPANY" OR TO "US," OR USE THE TERMS "WE" OR "OUR" IN THIS PROSPECTUS, WE ARE REFERRING TO ULTICOM, INC., A NEW JERSEY CORPORATION.

                              ABOUT THIS PROSPECTUS

           This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a "shelf registration" process. You should read this prospectus and any supplement together with additional information described under "Where You Can Find More Information" and the information we incorporate by reference in this prospectus described under the heading "Incorporation of Certain Documents by Reference."

           References in this prospectus to Comverse refer to our controlling shareholder, Comverse Technology, Inc., and its subsidiaries excluding Ulticom. References in this prospectus to Comverse Network Systems refer to our affiliate, Comverse Network Systems, Inc. and its subsidiaries. Comverse Network Systems is a wholly-owned subsidiary of Comverse.

           In 1998, we changed our fiscal year from the calendar year to the fiscal year ending January 31. References in this prospectus to fiscal 1998 refer to our fiscal year ended January 31, 1999. References in this prospectus to fiscal 1999 refer to our fiscal year ended January 31, 2000. References in this prospectus to fiscal 2000 refer to our fiscal year ended January 31, 2001.

                       WHERE YOU CAN FIND MORE INFORMATION

           We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission's public reference facilities located at 450 5th Street, N.W., Washington, D.C. 20549, at Seven World Trade Center 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 5000 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available to the public from the Commission's web site at: http://www.sec.gov.

           We have filed with the Commission a registration statement and related exhibits on Form S-3 under the Securities Act of 1933, as amended. This prospectus, which constitutes a part of the registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to us and our common stock, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety to that reference. The registration statement, including exhibits filed as a part of the registration statement or any amendment to the registration statement, are available for inspection and copying at the Commission's public reference facilities listed above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           The Commission allows us to incorporate by reference the information that we file with the Commission. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus. Any information we file with the Commission after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

           We incorporate by reference the following documents that we have filed with the Commission and any filings that we will make with the Commission in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is terminated:

         o Annual Report on Form 10-K for the year ended January 31, 2001.

         o Amendment No. 1 to Annual Report on Form 10K/A for the year ended January 31, 2001.


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
         o Description of our common stock contained in our registration statement on Form 8-A filed with the Commission on March 27, 2000, as amended.

           We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for copies should be directed to: Ulticom, Inc., Attention: Investor Relations, 1020 Briggs Road, Mt. Laurel, NJ 08054 (telephone (856) 787-2700).

                           FORWARD-LOOKING STATEMENTS

           This prospectus and the documents that we incorporate by reference, may contain certain statements that we believe are, or may be considered to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We generally indicate these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee" and similar words or phrases. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, product development and marketing plans and future performance. All of these forward-looking statements are subject to risks, uncertainties and assumptions, which we describe under the caption "Risk Factors" or in the documents we incorporate by reference. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus, the applicable prospectus supplement or the relevant incorporated document are made only as of the date of this prospectus, the applicable prospectus supplement or the relevant incorporated document, as the case may be, and, except as required by law, we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

                                  ABOUT ULTICOM

           We provide network software that enables wireless, wireline and Internet communication services. Our Signalware products interconnect the complex switching, database and messaging systems and manage the vital number, routing and billing information that form the backbone of today's communication networks. These products incorporate signaling system #7, a widely used set of signaling standards and protocols for communication networks worldwide. Signalware enables communication service providers to offer intelligent network services, such as voice and text messaging, voice-activated dialing, prepaid calling, caller ID and global roaming. These products also enable voice and data networks to interoperate, or converge, allowing service providers to offer such converged network services as voice over the Internet and Internet call waiting. Our new Nexworx product initiative is designed to move service control into the hands of subscribers, so that businesses or consumers can access network resources to create, manage and personalize their communication services.

           Demand for enhanced voice and data communication services has grown rapidly over recent years due to the emergence of the Internet, the growth in wireless subscribers, the proliferation of competitive service providers, and new services by traditional service providers. Network equipment manufacturers, application developers and service providers increasingly require enabling products that allow the rapid development and delivery of these enhanced services. Our products offer the following key benefits:

           Accelerated Time to Market. We believe our comprehensive solutions allow customers to deploy services more rapidly than internally developed alternatives. In addition, our products allow our customers to concentrate their efforts on application development, significantly reducing the time it takes for them to bring communication services to market.

           Network and Platform Interoperability. Our products are designed for deployment on disparate network environments and multiple computer platforms. Signaling networks around the world vary based on different country standards and infrastructures. Our products overcome these differences and provide our customers with the ability to create applications that are marketable around the world. Our products also provide our customers with the flexibility to develop applications on one computing platform and then migrate to another as market demands or industry standards change.

           High Performance and Reliability. Service providers consider it critical that their networks provide high quality, uninterrupted service. As a result, they will only purchase solutions that are stable, fast and scalable. Our products meet the need to provide these mission-critical performance and reliability requirements.

           We have over 50 customers throughout North America, Europe and the Pacific Rim and our products are deployed globally by major service providers in more than 90 countries. Our products are used by equipment manufacturers, application developers and service providers. Our customers include communication industry leaders such as Ericsson, Siemens and Comverse Network Systems, each of which accounted for at least 10% of our revenues in fiscal 2000.

           We are a subsidiary of Comverse Technology, Inc. Our company was incorporated in New Jersey in December 1974 as "Dale, Gesek, McWilliams & Sheridan, Inc.," and we were formerly known as "DGM&S Telecom, Inc." In May 1999 we changed our name to "Ulticom, Inc." In April 2000, we completed the initial public offering of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "ULCM." Our principal executive offices are located at 1020 Briggs Road, Mount Laurel, New Jersey 08054. Our telephone number is (856) 787-2700.

           For additional information relating to our business, operations, properties, and other matters, see the documents referred to above under "Where You Can Find More Information" and the information we incorporate by reference in this prospectus described under the heading "Incorporation of Certain Documents by Reference."

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
                                  RISK FACTORS

           Before purchasing any securities, you should carefully consider the following risk factors in addition to the other information contained and incorporated by reference in this prospectus. These risk factors may be supplemented or revised by information set forth in our periodic and current reports under the Exchange Act and we hereby incorporate such supplemented information and revisions by reference. See "Incorporation of Certain Documents by Reference" above.

RISKS RELATED TO OUR BUSINESS

OUR FUTURE OPERATING RESULTS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED IF THE CURRENT WEAKNESS IN THE TELECOMMUNICATION INDUSTRY CONTINUES.

           Our revenues may be adversely affected by the slowdown in infrastructure purchases by telecommunications services providers. Telecommunications services providers have announced reductions in actual or planned expenditures to replace or expand infrastructure equipment and delays or reductions in the deployment of services. The continuation and/or exacerbation of these conditions may have an adverse effect on our future results of operations. In addition to loss of potential revenue, weakness in the telecommunications industry may affect our future business by increasing the risks of credit or business failures of our suppliers, customers or distributors.

BECAUSE OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND MAY BE BELOW THE EXPECTATIONS OF ANALYSTS AND INVESTORS, THE MARKET PRICE FOR OUR STOCK MAY BE VOLATILE.

           Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. As a result, our stock price may be volatile. The following factors, many of which are outside our control, can cause fluctuations in our operating results and volatility in our stock price:

         o        the size, timing, terms and conditions of orders and shipments

         o customer order deferrals in anticipation of enhancements or new products

         o        unanticipated delays or problems in releasing new products

         o the timing and success of our customers' deployment of network services and products

         o the relative mix of products and services we sell through our direct and indirect sales channels

         o our timing of and investments in research and development activities

           Since our products have long sales cycles which typically range from six to twelve months, our ability to forecast the timing and amount of specific sales is limited. The deferral or loss of one or more significant sales could materially adversely affect our operating results in any fiscal quarter, especially if there are significant sales and marketing expenses associated with the deferred or lost sales. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to compensate for an unexpected near-term shortfall in revenues.


WE ARE DEPENDENT UPON SALES OF OUR SIGNALWARE PRODUCTS AND ANY REDUCTION IN DEMAND FOR THESE PRODUCTS COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

           Our Signalware products generated substantially all of our product sales during the last two years. We expect sales of these products to continue to account for a substantial amount of our revenues for the foreseeable future.

As a result, we are more likely to be adversely affected by a reduction in demand for our Signalware products than companies who sell multiple products. This risk will continue if we are not successful in marketing our Nexworx products because the markets they are meant to address may not develop or they may not be accepted by the market. We may also not be successful in taking any other steps to reduce the risk associated with any slowdown in demand for our Signalware products. As a result, we are dependent on sales of our Signalware products and any decline or slow down in sales of our Signalware products could adversely effect our operating results.


WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS, AND THE LOSS OF ANY OF THESE CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

           Historically, a limited number of customers have accounted for a significant percentage of our revenues in each fiscal quarter. Our five largest customers, which include Comverse Network Systems, accounted for approximately 64% of our revenues for fiscal 1999 and 59% for fiscal 2000. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small number of customers. The loss of any of these customers could have a material adverse effect on our business. In order to increase our revenues, we will need to attract additional significant customers on an ongoing basis.


OUR SIGNIFICANT INTERNATIONAL SALES SUBJECT US TO CURRENCY EXCHANGE RISKS.

           Revenues from customers located outside the United States represented approximately 51%, 63% and 62% of our revenues in fiscal 1998, fiscal 1999, and fiscal 2000, respectively. To date, international sales have been denominated solely in United States dollars. As a result, our sales may be adversely affected by a strengthening United States dollar in general or a weakening of other currencies in the countries in which we have sales. In future periods we expect a portion of international sales may be denominated in currencies other than United States dollars, which could expose us to gains and losses on non-United States currency transactions.


OUR FAILURE TO HIRE AND RETAIN THE PERSONNEL WE NEED COULD LIMIT OUR ABILITY TO GROW.

           We depend on the continued services of our executive officers and other key personnel. In addition, we need to attract and retain a substantial number of new employees, particularly sales and marketing personnel and technical personnel, with signaling system #7 knowledge and experience. If we are unable to attract and retain qualified employees, our ability to continue our growth could be impaired. Competition for new hires is intense, and we have experienced difficulty in recruiting qualified personnel due to the market demand for their services. We historically have filled a portion of our new personnel needs with non-United States citizens holding temporary work visas that allow such persons to work in the United States for only a limited period of time. Accordingly, any change in United States immigration policy limiting the issuance of temporary work visas could adversely affect our ability to recruit new personnel.

WE MAY DECIDE TO MAKE ACQUISITIONS OR INVESTMENTS IN THE FUTURE WHICH COULD TURN OUT TO BE UNSUCCESSFUL.

           We may in the future pursue acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause diversion of management's time and resources. Our future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization of goodwill and other intangibles, research and development write-offs and other acquisition-related expenses. In addition, we may fail to successfully integrate acquired businesses with our operations or successfully realize the intended benefits of any acquisition.

OUR BUSINESS AND OPERATING RESULTS MAY SUFFER FROM INCREASED EXPENDITURES IN OUR OPERATIONS.

           We have significantly increased expenditures in all areas of our operations during recent years, and we plan to continue to make significant investment in the growth of our operations during future periods. The competitiveness of our products and our ability to take advantage of future growth opportunities will depend upon our ability to enhance the range of features and capabilities of our existing product lines, develop new generations of products and expand our marketing, sales and product support capabilities. In many instances, we will have to make large expenditures for research and development and product marketing in anticipation of future market requirements that are uncertain and may undergo significant change prior to product introduction. The success of our efforts will depend, to a considerable extent, on our ability to anticipate future market requirements and successfully implement corresponding research and development and marketing programs on a timely basis.


WE HOLD A LARGE PROPORTION OF OUR ASSETS IN CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS, INCLUDING A VARIETY OF PUBLIC AND PRIVATE DEBT AND EQUITY INSTRUMENTS, WHICH SUBJECTS US TO SUBSTANTIAL MARKET RISK.

           We hold a large portion of our assets in cash equivalents and short-term investments, which may from time to time include government obligations, commercial paper, medium-term notes, bank time deposits, money-market accounts, common and preferred stocks and convertible debt obligations. These investments subject us to the risks inherent in the capital markets generally and to the performance of businesses over which we have no direct control. Given the current relatively high proportion of our liquid assets to our overall size, our results of operations in the future will reflect, to a greater extent than in the past, the results of our capital management and investment activities and the risks associated with those activities. In addition, reductions in prevailing interest rates due to economic conditions or government policies can be expected to have an adverse impact on interest and other income we earn on investments, and consequently on our results of operations.


WE RELY ON A LIMITED NUMBER OF SUPPLIERS FOR OUR BOARD COMPONENTS AND WE MAY NOT BE ABLE TO OBTAIN SUBSTITUTE SUPPLIERS ON TERMS THAT ARE AS FAVORABLE IF OUR SUPPLIES ARE INTERRUPTED.

           The components included in our printed circuit interface boards are acquired from a limited number of suppliers. We purchase relatively small amounts of components from these suppliers and do not have any long term supply agreements. If there is a shortage of supply for these components, we may be more likely to have our supply interrupted because we are a relatively small purchaser. In this case, alternate sourcing would be required. This sourcing may not be available on reasonable terms, if at all, and could delay or prevent customer deliveries.


OUR RELIANCE ON A LIMITED NUMBER OF INDEPENDENT MANUFACTURERS TO MANUFACTURE BOARDS FOR OUR PRODUCTS COULD LEAD TO A DISRUPTION IN SUPPLY OF THESE BOARDS.

           We do not subcontract to manufacture a large number of boards and do not have any manufacturing agreements. If our manufacturers experience financial, operational, manufacturing capacity or other difficulties, we are more likely to have our supply disrupted because their volume of business with us is relatively small. In this case, we will be required to seek alternate manufacturers. We may not be able to find alternate manufacturers that meet our requirements and existing or alternative sources for boards may not continue to be available at favorable prices. Our inability to develop alternative sources if and as required in the future could result in delays or reductions in product shipments or increases in product costs. In addition, we have reduced control over product quality and delivery schedules because we rely on independent manufacturers.


OUR PRODUCTS MAY BECOME INOPERABLE IF WE CANNOT ADAPT THEM TO CONFORM WITH NEW COMPUTER HARDWARE AND/OR NEW VERSIONS OF, AND OTHER CHANGES IN, OPERATING SYSTEMS.

           We have no control over the producers of computer hardware or operating systems on which our products operate, or the timing or nature of changes that such producers may make to such hardware or operating systems. For example, in response to the release of a new version of an operating system, we may need to make changes to our products or substantially modify our product design. Any such change or modification may be costly, may take a significant amount of time and may not prove successful. Any delay in integrating our products with new hardware or new releases of operating systems could delay or prevent product shipments.

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
OUR PRODUCTS MAY CONTAIN UNDETECTED DEFECTS, WHICH COULD IMPAIR MARKET ACCEPTANCE OF THESE PRODUCTS.

           Software products as complex as those we offer may contain undetected defects or errors, particularly when first introduced or as new versions are released. Despite our testing we may not discover such defects or errors until after our product has been released and used by the customer. These defects or errors could result in delayed acceptance of our product or in lost sales. We may not be able to detect all defects or errors in our products prior to their release. Undetected defects or errors in future releases of our products would force us to prepare corrective releases. In addition, defects or errors in our products may result in product liability claims brought against us, which could cause adverse publicity and impair market acceptance of our products.


OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD LEAD TO COSTLY DISPUTES OR DISRUPTIONS.

           The communications industry is characterized by the existence of a large number of patents and frequent allegations of patent infringement. We may receive in the future notices from holders of patents that raise issues as to possible infringement by our products. Any proceeding alleging infringement could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to enter into royalty or license agreements rather than dispute the merits of any such proceeding initiated against us. We may not be able to procure such royalty or license agreements on terms acceptable to us, if at all. As the number of communications network products increases and the functionality of these products further overlaps, we believe that we may become increasingly subject to allegations of infringement. Patent holders or other holders of intellectual property may initiate legal proceedings against us and we may not be successful in defending against such proceedings.


IF OUR PRODUCTS INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WE MAY BE REQUIRED TO INDEMNIFY OUR CUSTOMERS FOR ANY DAMAGES THEY SUFFER.

           We have agreed to indemnify some of our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to incur protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they sell. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop selling and/or using our products.


THIRD PARTIES MIGHT INFRINGE UPON OUR PROPRIETARY TECHNOLOGY CAUSING A DIVERSION OF OUR MANAGEMENT AND OTHER RESOURCES.

           Our continued success depends in part upon our proprietary technology. We do not generally make our proprietary software code available to our customers. Exceptions to this principle were made in the past in limited circumstances for large customers where adequate controls were in place to protect our intellectual property rights. However, it is possible that our proprietary software code has in the past and will in the future be copied or used inappropriately.

           Despite the measures taken by us, it may be possible for a third party to copy or otherwise use our proprietary technology and information without authorization. Policing unauthorized use of our products is difficult, and litigation may be necessary in the future to enforce our intellectual property rights. This litigation could be time consuming and expensive to prosecute or resolve and result in substantial diversion of management resources. In addition, the laws of some foreign countries do not protect our proprietary rights in our products to the same extent as do the laws of the United States. We do not know if we will always be successful in protecting our proprietary technology.


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
CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND NEW JERSEY LAW MAY MAKE IT MORE DIFFICULT FOR YOU TO GET A CHANGE IN CONTROL PREMIUM.

           The ability of our board of directors to designate and issue up to 10,000,000 shares of undesignated stock and to change the designations, numbers, relative rights, preferences and limitations of any authorized but unissued shares of preferred stock could adversely effect the voting power of the holders of common stock, and could have the effect of making it more difficult for a person to acquire, or could discourage a person from seeking to acquire, control of our company. If this occurred you could lose the opportunity to get a premium on the sale of your shares in a change of control transaction.

           In addition, the New Jersey Shareholders Protection Act contains provisions that would have the effect of restricting, delaying and/or preventing altogether certain business combinations with interested shareholders. Interested shareholders include, among others, any person who becomes a beneficial owner of 10% or more of our outstanding common stock. These provisions could also limit your ability to obtain a premium in a change of control transaction.


BECAUSE A SIGNIFICANT PORTION OF OUR SALES ARE MADE TO CUSTOMERS IN ISRAEL, POLITICAL, MILITARY AND ECONOMIC CONDITIONS IN THAT COUNTRY MAY ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

           Political, economic and military conditions in Israel may affect our sales. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant increase in violence between Israel and the Palestinians, primarily in the West Bank and Gaza Strip areas. Our sales could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.


RISKS RELATED TO THE MARKET FOR OUR PRODUCTS

IF THE CONVERGENCE OF DIFFERENT TYPES OF COMMUNICATIONS SWITCHING NETWORKS DOES NOT OCCUR, OR TAKES LONGER THAN ANTICIPATED, SALES OF OUR NETWORK SOFTWARE PRODUCTS, AND OUR PROFITABILITY, WOULD BE ADVERSELY AFFECTED.

           We expect a substantial portion of any increases in our future sales of network software products may result from the interconnection, or convergence, of the two types of switching networks, circuit based networks and packet based networks. If the convergence of these two types of networks does not occur or occurs at a slower pace than we expect, the growth opportunities for our business could be limited. Factors that could prevent or delay this convergence include:

o the failure to solve or difficulty in solving certain technical obstacles to the transmission of voice conversations over a packet network;

o delays in the formulation of standards for the transmission of voice conversations over a packet network, which may cause service providers to delay their purchasing plans; and

o the imposition on packet network operators of access fees, which would reduce the economic advantages of using packet networks.


IF SIGNALING SYSTEM #7 DOES NOT PLAY AN INTEGRAL ROLE IN THE ARCHITECTURE FOR CONVERGED CIRCUIT AND PACKET NETWORKS, OUR BUSINESS AND OPERATING RESULTS COULD SUFFER.

           All of our products are designed to support signaling system #7. If future networks do not utilize signaling system #7 and we are unable to adapt our products to work with the appropriate converged network signaling protocols, our products will become less competitive or obsolete. In that event our future


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
sales will be adversely affected and we will have to expend significant resources to develop new products, thereby increasing our costs. We do not know if signaling system #7 or our products will play a key role as network architecture designs for converged circuit and packet networks evolve. In addition, signaling system #7 may be modified substantially for the architecture of converged networks. Any of these changes or adaptations may be costly. Moreover, we may not be able to respond to this modification in a timely manner, or at all.


IF WE ARE NOT SUCCESSFUL IN CONTINUING TO DEVELOP OUR NEXWORX PRODUCTS OR IF THESE PRODUCTS ARE NOT ACCEPTED IN THE MARKET, OUR GROWTH OPPORTUNITIES COULD BE LIMITED.

           We are developing our Nexworx service control products. The success of this product initiative is dependent primarily upon the development of a market for these types of products and customer acceptance of our products. If a market for these or other new products does not develop or development takes longer than anticipated, or if our Nexworx products are not accepted by our customers, our continued growth could be adversely affected and our investment in these products may be lost.


IF WE ARE UNABLE TO COMPETE SUCCESSFULLY AGAINST OUR COMPETITORS OR IF OUR CUSTOMERS OPT TO DEVELOP INTERNAL SUBSTITUTES FOR OUR PRODUCTS, OUR BUSINESS AND OPERATING RESULTS COULD SUFFER.

           The market for communication network signaling software is intensely competitive, both in the United States and internationally. Increased competition could make it more difficult for us to sustain our growth or increase our profitability. Our competitors may be able to develop more quickly or adapt faster to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer-standing relationships with customers, greater name recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. New competitors or alliances among competitors could emerge and rapidly acquire significant market share. In addition, some of our customers may in the future decide to develop internally their own signaling software platforms and other software-based solutions instead of purchasing them from us. Increased competition could force us to lower our prices or take other actions to differentiate our products.


BECAUSE OUR SOFTWARE PRODUCTS ARE INTEGRATED INTO PRODUCTS OF EQUIPMENT MANUFACTURERS AND APPLICATION DEVELOPERS, WE DEPEND ON OUR RELATIONSHIPS WITH THESE CUSTOMERS AND WE ARE POTENTIALLY VULNERABLE TO THE PERFORMANCE OF THEIR PRODUCTS.

           Our products are primarily sold to equipment manufacturers and application developers, who integrate our products with their products and sell them to service providers. Equipment manufacturers and application developers who make their product design compatible with ours and choose to purchase our products may not develop or deliver their products on a timely basis, or may not develop products which perform as expected or are priced competitively. If they are not successful in the development and deployment of their products, our business and operating results may suffer. In addition, if we cannot successfully establish channel and marketing relationships with leading equipment manufacturers and application developers or maintain these relationships on favorable terms, our business and operating results may suffer.


RISKS RELATED TO OUR RELATIONSHIP WITH COMVERSE

COMVERSE CONTROLS OUR BUSINESS AND AFFAIRS AND ITS INTERESTS MAY NOT BE ALIGNED WITH YOUR INTERESTS.

           Comverse beneficially owns approximately 77% of the outstanding shares of common stock of our company. Consequently, Comverse effectively controls the outcome of all matters submitted for shareholder action, including the composition of our board of directors and the approval of significant corporate transactions. Through its representation on our board of directors, Comverse has a controlling influence on our management, direction and policies, including the ability to appoint and remove our officers. As a result Comverse may cause us to take actions which may not be aligned with your interests. For example, Comverse may prevent or delay any transaction involving a change in control or in which shareholders might receive a premium over the prevailing market price for their shares.


WE MAY LOSE BUSINESS OPPORTUNITIES TO COMVERSE THAT MIGHT OTHERWISE BE AVAILABLE TO US.

           We have entered into an agreement with Comverse which addresses potential conflicts of interest between Comverse and us. This agreement allocates between Comverse and us opportunities to pursue transactions or matters that, absent such allocation, could constitute corporate opportunities of both companies. As a result, we may lose business opportunities that could be valuable to us. In general, we are precluded from pursuing opportunities offered to directors, officers or employees of Comverse who may also be our directors, officers or employees, unless Comverse fails to pursue these opportunities.

COMVERSE MAY COMPETE WITH US AND COMPETES WITH SOME OF OUR CUSTOMERS.

           Comverse may engage in any business that is similar to ours, do business with a potential or actual customer of ours or employ, solicit or engage any of our officers, directors or employees. If Comverse competes with us or our customers, our business may suffer. For example, we may from time to time lose a revenue-earning opportunity to supply a customer with our products if that customer is not awarded a project that was awarded to Comverse Network Systems. Although our products would likely be included in Comverse Network Systems' products, because Comverse Network Systems has a non-exclusive royalty-free license to use our products we would not earn any license revenues.


OUR DIRECTORS AND EMPLOYEES THAT ALSO HOLD POSITIONS WITH COMVERSE MAY HAVE CONFLICTS OF INTEREST WITH RESPECT TO MATTERS INVOLVING BOTH COMPANIES.

           A majority of our directors are officers and/or directors of Comverse, or otherwise affiliated with Comverse. These directors have fiduciary duties to both companies and may have conflicts of interest on matters affecting both us and Comverse and in some circumstances may have interests adverse to our interests.

           Our Chairman and director, Mr. Kobi Alexander, is the Chairman and Chief Executive Officer of Comverse. In addition, our Chief Financial Officer and director, Mr. David Kreinberg, is the Vice President of Finance and Chief Financial Officer of Comverse. These positions with Comverse impose significant demands on their time and present potential conflicts of interest. Messrs. Alexander and Kreinberg spend a substantial amount of their professional time and effort on behalf of Comverse. In many instances, their efforts for Comverse relate to activities which are related to our interests.


WE ARE POTENTIALLY LIABLE FOR TAXES NOT OUR OWN WHICH TAXES ARISE DURING THE PERIOD IN WHICH WE WERE INCLUDED IN COMVERSE'S CONSOLIDATED GROUP FOR TAX PURPOSES.

           Prior to October 20, 2000 we were included in the Comverse consolidated group for federal income tax purposes and we did not file our own federal income tax returns. To the extent Comverse or other members of the group fail to make any federal income tax payments required of them by law in respect of years for which Comverse files consolidated federal income tax returns which include us, we would be liable for the shortfall. Similar principles apply for state income tax purposes in many states. In addition, by virtue of its controlling ownership and our tax sharing agreement with Comverse, Comverse effectively controls all our tax decisions for periods prior to October 20, 2000. For periods during which we are included in the Comverse consolidated group for federal income tax purposes, Comverse has sole authority to respond to and conduct all tax proceedings and audits relating to us, to file all income tax returns on our behalf and to determine the amount of our liability to, or entitlement to payment from, Comverse under our tax sharing agreement. Despite this agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation and we could, under certain circumstances be liable for taxes of other members of the Comverse consolidated group.

RISKS RELATED TO THIS OFFERING

THE STOCK PRICES OF TECHNOLOGY COMPANIES SUCH AS OURS ARE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY.

           The market price of our common stock is subject to significant fluctuations. The public markets have experienced volatility that has particularly affected the market prices of securities of many technology companies. This volatility may adversely affect the market price of our common stock and our visibility and credibility in the markets.


                                 USE OF PROCEEDS

           The shares of common stock are being offered solely for the accounts of the selling shareholders identified in this prospectus or any supplement or amendment hereto. We will not receive any proceeds from the sale of their shares.

                              SELLING SHAREHOLDERS

           The selling shareholders are current or former employees of Comverse. Comverse granted to the selling shareholders options to purchase the shares from Comverse. The terms of these options to purchase the shares from Comverse provide that these options vest and become exercisable in up to four equal annual installments, commencing on the first anniversary of our initial public offering. Shares of common stock offered by the selling shareholders under this prospectus will be acquired from Comverse upon the exercise of these options.

           The following table sets forth information with respect to the selling shareholders and the number of shares of common stock beneficially owned by each selling shareholder, including shares which may be acquired upon the exercise of the options granted by Comverse described above. This information has been obtained from the selling shareholders. Because the selling shareholders may sell all or some of the shares of common stock covered under this prospectus, no estimate can be given as to the number of shares that will be held by the selling shareholders upon termination of any such sales. For purposes of compiling this table, we have assumed that the selling shareholders will sell all of the shares offered hereby.


                                          SHARES OF COMMON                                                       SHARES OF COMMON
                                         STOCK BENEFICIALLY                                                           STOCK
                                               OWNED             NUMBER OF OPTIONS       TOTAL NUMBER OF          BENEFICIALLY
                                            BEFORE THE            NOT EXERCISABLE       SHARES TO BE SOLD       OWNED AFTER THE
        SELLING SHAREHOLDER                 OFFERING(1)            WITHIN 60 DAYS        IN THE OFFERING            OFFERING
        -------------------                 -----------            --------------        ---------------            --------
David Kreinberg                                  36,772                  73,636                 98,181                 12,227
Sachi Gerlitz                                    65,455                     -                   65,455                    -
William F. Sorin                                 29,409                  24,545                 43,954                 10,000
Paul Baker                                       14,182                  24,545                 32,727                  6,000
Jacob Koren                                      4,091                   12,273                 16,364                    -
Itsik Danziger                                   19,273                  36,818                 49,091                  7,000
Zev Bregman                                      12,273                  36,818                 49,091                    -
Paul Robinson                                    2,455                    7,364                  9,818                    -


--------------------------
1   Includes shares underlying options exercisable within sixty days.



           Generally, only the selling shareholders identified in the foregoing table who beneficially own the shares of common stock set forth opposite their respective names, including their donees, pledgees, transferees, or other successors in interest, may sell such shares pursuant to the registration statement of which this prospectus forms a part. We may from time to time include additional selling shareholders, subject to the Plan of Distribution on page 14.

                             PLAN OF DISTRIBUTION

           We have been advised that the selling shareholders, including their donees, pledgees, transferees or other successors in interest, may effect sales of the common shares directly, or indirectly by or through underwriters, agents or broker-dealers, and that the common shares may be sold by one or a combination of several of the following methods:

         1.       ordinary brokerage transactions;

         2. an underwritten public offering in which one or more underwriters participate;

         3. through put or call options transactions or hedging transactions relating to the common shares;

         4.       through short sales;

         5. purchases by a broker-dealer as principal and resale by that broker-dealer for its own account;

         6.       in "block" sale transactions; and

         7.       in privately negotiated transactions.


           The common shares will be sold at prices and on terms then prevailing in the market, at prices related to the then-current market price of the common shares, or at negotiated prices. At the time that a particular offer is made, a prospectus supplement, if required, will be distributed that describes the name or names of underwriters, agents or broker-dealers, any discounts, commissions and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by any selling shareholder and/or the purchasers of the common shares may arrange for other broker-dealers to participate in the sale process. Broker-dealers will receive discounts or commissions from the selling shareholders and/or the purchasers of the common shares in amounts that will be negotiated prior to the time of sale. Sales will be made only through broker-dealers properly registered in a subject jurisdiction or in transactions exempt from registration. Any of these underwriters, broker-dealers or agents may perform services for us or our affiliates in the ordinary course of business. We have not been advised of any definitive selling arrangement at the date of this prospectus between any selling shareholder and any underwriter, broker-dealer or agent.

           Selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 of the Securities Act, provided that they meet the criteria and conform to the requirements of such rule.

           When common shares are to be sold to underwriters, unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase the common shares will be subject to conditions precedent but the underwriters will be obligated to purchase all of the common shares if any are purchased. The common shares will be acquired by the underwriters for their own account and may be resold by the underwriters, either directly to the public or to securities dealers, from time to time in one or more transactions, including negotiated transactions. These sales can occur either at fixed public offering prices or at varying prices determined at the time of sale. The initial public offering price, if any, and any concessions allowed or reallowed to dealers, may be changed from time to time. Those underwriters may be entitled, under agreements with us, to indemnification from us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments that they may be required to make in respect of those civil liabilities.

           Any broker or dealer participating in any distribution of common shares in connection with the offering made by this prospectus may be considered to be an "underwriter" within the meaning of the Securities Act and may be required to deliver a copy of this prospectus, including a prospectus supplement, if required, to any person who purchases any of the common shares from or through that broker or dealer.

           We will not receive any of the proceeds from the sales of the common shares by the selling shareholders. We have agreed to pay for the costs of registering the common shares under the Securities Act, including the registration fee under the Securities Act, reasonable fees and disbursements of our counsel, accounting fees and printing fees. The selling shareholders will bear all other expenses in connection with this offering, including brokerage commissions.


                                  LEGAL MATTERS

           Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for Ulticom by Sills Cummis Radin Tischman Epstein & Gross, P.A., Newark, New Jersey.


                                     EXPERTS

           The consolidated financial statements as of January 31, 2000 and 2001 and for each of the three years in the period ended January 31, 2001, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       ========================================================================

       YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. THE COMMON STOCK IS NOT BEING OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENT.



                              ----------------

                               364,681 SHARES


                               ULTICOM, INC.




                                COMMON STOCK



                               -------------

                                 PROSPECTUS
                                June 1, 2001

                               -------------



       ========================================================================





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